111 Airport Rd. – Unit 5

Warwick, RI  02889

Phone: 401-648-0805

Fax: 401-648-0699

October 24, 2011

VIA EDGAR FILING

Robert Carroll

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

Sungro Minerals, Inc.

Form 10-K for Fiscal Year Ended November 30, 2010

Filed March 15, 2011

File No. 0-53157

Dear Mr. Carroll:

At the request of the Securities and Exchange Commission we are providing this letter in response to certain comments made in the Commission’s letter dated August 3, 2011 regarding Form 10-K for the Fiscal Year Ended November 30, 2010 and filed on March 15, 2011.  We are providing the following letter containing our responses.

Form 10-K for Fiscal Year Ended November 30, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition

Results of Operations, page 13

COMMENT 1:

Explain the $2.6 million related to Conglomerate Mesa Acquisition – value of shares issued and how such amount is included in Operations.  Next, explain why such amount appears to be included in General and administrative expenses in the Statement of Operations on page F-4.  Additionally, we note the Statement of Cash Flows on page F-6 that there was $6,992,300 in stock issued for compensation.  Please reconcile these disclosures.

RESPONSE:

The amount of $2.6 million related to the Conglomerate Mesa Acquisition was improperly listed in the table on page 13 detailing the Operations.  The share valuation for the acquisition was never included in General and Administrative in the Statement of Operations on page F-4.  The Company will amend the table and re-file an amended 10-K for the Fiscal Year Ended November 30, 2010.

Sungro Minerals, Inc.

With regard to the $6,992,300 in stock issued for compensation on the Statement of Cash Flows on page F-6, the total consists of:

Payroll and bonuses

     $     664,000

Consulting

         6,559,893

Less: cash payments

          (231,593)

Net reported as stock issuance   $ 6,992,300

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 17

COMMENT 2:

We note you have identified the lack of segregation of accounting duties as a result of limited personnel resources is a material weakness in your financial procedures, but conclude other than for this exception, your disclosure controls and procedures are effective.  Item 307 of Regulation S-K does not contemplate concluding on the effectiveness of your controls with qualifying exceptions.  Please revise your disclosure to definitively conclude on the effectiveness of your disclosure controls or procedures.

RESPONSE:

After review of Item 307 of Regulation S-K, we have revised the language of our Disclosure Controls and Procedures to eliminate the “limited personnel resources” as a material weakness.  Since management closely monitors all activity and the information required for the timely filing of its reports to the Commission, it is not a necessary disclosure.  We have revised the disclosure language to reflect that our disclosure controls are effective.

Internal Control over Financial Reporting, page 17

COMMENT 3:

We note you have concluded that, as of November 30, 2009, your internal control over financial reporting was effective.  Please revise to disclose your conclusion as of the date of your financial statements at November 30, 2010.  In addition, please support your conclusion regarding the effectiveness of your internal controls over financial reporting given your previous disclosure identifying a material weakness in your financial procedures.

RESPONSE:

We have revised the Internal Control over Financial Reporting correcting the dates in this section which was inadvertently left to read 2009 and not 2010.

Sungro Minerals, Inc.

Note 3 – Mineral Rights, page F-11

COMMENT 4:

It appears you have included all escrowed shares in your calculation of both basic and diluted earnings per share.  See ASC 260-10-45-48 through -57 and revise, as necessary.

RESPONSE:

We have reviewed ASC 260-10-45-48 through -57 and their inclusion is correct due to the conditions of their issuance.  Under the contract acquiring the claims, the shares were to be issued but only released from restriction at specific times.  If at any time the Company was sold or merged, all remaining restricted shares would have been released from such restriction.  To assure compliance with the shares being released from restriction at the proper time, it was agreed to “escrow” all the issued shares and have the recipient’s attorney submit them to the Transfer Agent at the appropriate time for release from restriction.

In future filings we will revise Footnote 3 as necessary to avoid confusion on this matter.

Engineering Comments

About Our Company page 1

COMMENT 5:

We note your disclosure of an estimated 2,000,000 ounces of gold.  The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves in filings with the Securities and Exchange Commission.  Please remove this disclosure from your filing until you have a reserve as defined in Section (a) of Industry Guide 7.

RESPONSE:

We have removed the reference to the NI 43-101 report and amended the paragraph to comply with Industry Guide 7.  The Company will amend and re-file an amended 10-K for the Fiscal Year Ended November 30, 2010.

COMMENT 6:

We note your disclosure regarding National Instrument 43-101 reports.  As your jurisdiction of incorporation is Nevada, it does not appear that you are eligible to provide disclosure in reliance on NI 43-10.  Please utilize only those term specified by Industry Guide 7 in your filings with the Commission.

RESPONSE:

We have removed the reference to the NI 43-101 report and amended the paragraph to comply with Industry Guide 7.  The Company will amend and re-file an amended 10-K for the Fiscal Year Ended November 30, 2010.

Sungro Minerals, Inc.

Conglomerate Mesa Claims page 1

COMMENT 7:

Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading.  For any properties identified that are not material, please include a statement to that effect, clarifying your intentions.  For each material property, include the following information:

•

The location and means of access to your property, including the modes of transportation utilized to and from the property;

•

Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights;

•

A brief description of the rock formations and mineralization of existing or potential economic significance on the property;

•

A description of any work completed on the property and its present condition;

•

The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment;

•

A description of equipment, infrastructure, and other facilities;

•

The current state of exploration of the property;

•

The total costs incurred to date and all planned future costs;

•

The source of power and water that can be utilized at the property; and,

•

If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf.

RESPONSE:

We have added the information required by Industry Guide 7, paragraph (b) (1) through (5) as part of the amended Form 10K for the Fiscal Year ended November 30, 2011 which the Company is filing.

Sungro Minerals, Inc.

COMMENT 8:

Please expand your disclosure concerning the exploration plans for the properties as required by section (b) (4) (i) of Industry Guide 7.  The exploration plan should address the following points:

•

Disclose a brief geological justification for each of the exploration projects written in non-technical language;

•

Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. For each prospect;

•

If there is a phased program planned, briefly outline all phases;

•

If there are no current detailed plans to conduct exploration on the property, disclose this prominently;

•

Disclose how the exploration program will be funded; and,

•

Identify who will be conducting any proposed exploration work and disclose their qualifications.

RESPONSE:

We have added the information required by Industry Guide 7, paragraph (b) (4) (i) as part of the amended Form 10K for the Fiscal Year ended November 30, 2011 which the Company is filing.

Cautionary Note to US Investors page 15

COMMENT 9:

With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions, such as resource estimates, is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7.  However, your jurisdiction of incorporation is Nevada and as such, only those terms specified in Industry Guide 7 may be used in Commission filings.  The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents.  The exemption to which you refer, only applies to foreign issuers.  Please remove this disclosure from your filing as the exemption does not appear to be applicable.

RESPONSE:

We have removed the Cautionary Note to US Investors on page 15 along with other references to the National Instrument 43-101 contained in the filing.   The Company will amend and re-file an amended 10-K for the Fiscal Year Ended November 30, 2010.

Sungro Minerals, Inc.

Company Website

COMMENT 10:

We note that your website and some press releases refer to or use terms other than those recognized by the Securities and Exchange Commission.  If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with cautionary language comparable to the following:

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

RESPONSE:

All press releases of the Company beginning in February 2011 have included the following disclosure immediately after the “About Sungro Minerals” section below the press release information:

“Cautionary Note to U.S. Investors

This press release may use the terms "measured resources," "indicated resources," "inferred resources," and "historical resources" which are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification system.  The United States Securities and Exchange Commission (the "SEC") does not recognize these terms and the SEC guidelines (Industry Guide 7) provide that such terms shall not be included in a registrant's filings with the SEC (unless required to be disclosed by foreign or state law).  The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category.  U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable. U.S. investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from the SEC's website at http://www.sec.gov.”

The copy of the NI 43-101 report that can be accessed from our website includes similar language on the last page of the report.

We have added the Cautionary Statement language from above (replacing “press release” with “website” on the Home page of our website at www.sungrominerals.com.

Sungro Minerals, Inc.

In addition pursuant to the Commission’s request, the Company confirms that should the Commission or the staff, acting pursuant to delegated authority, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please feel free to contact me.

Sincerely,

/s/ Frederick J. Pucillo, Jr.

Frederick J. Pucillo, Jr.